FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Eckert III Alfred C.	2. Issuer Name and Ticker or Trading Symbol Moore Corporation Limited (MCL)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) c/o Moore Corporation Limited One Canterbury Green, 6th Floor	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 04/14/2003
(Street) Stamford, CT 06901		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Deferred Share Units (Non-voting, transferrable unit equivalent to Common Shares)	CDN$13.96(1)	04/14/2003		A		863.03				Common	863.03	One for One	10,200.47	D
Deferred Share Units (Non-voting, transferrable unit equivalent to Common Shares)	CDN$14.81(2)	04/14/2003		A		1,824.46				Common	1,824.46	One for One	12,024.93	D
Explanation of Responses: (1) US$8.98 @US$.6433/Cdn$1.00 (2) US$10.14 @ US$.6846/Cdn$1.00
By: /s/ Jennifer O. Estabrook By Limited Power of Attorney **Signature of Reporting Person	April 14, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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       LIMITED POWER OF ATTORNEY

THIS LIMITED POWER OF ATTORNEY is given this 6th day of February, 2003 by Alfred C. Eckert III ("Grantor") to Jennifer O. Estabrook ("Grantee").

The Grantor hereby constitutes and appoints the Grantee as the

Grantor's true and lawful attorney-in-fact and agent and hereby authorizes and empowers the Grantee, in the name and on behalf of the Grantor, to take the following actions from time to time:

     1. To act on behalf of the Grantor with respect to any and all matters relating to the filing of reports pursuant to Section

        16 of the Securities Exchange Act of 1934 (the "Act"), all in

        accordance with the provisions of the Act and any regulations,

        policies, procedures, forms, rules, orders or notices

        thereunder.

     2. To act on behalf of the Grantor with respect to any and all matters relating to the filing of reports of transfer of

        securities by insiders, as such term is defined in the Canada

        Business Corporations Act (the "CBCA"), all in accordance with the provisions of the Act and any regulations, policies,

        procedures, forms, rules, orders or notices thereunder.

     3. To execute and deliver any documentation and take any further actions as may be required to accomplish any of the foregoing.

This Limited Power of Attorney shall continue in full force and effect from June 3, 2002 until revoked by the Grantor.

        By:  /s/ Alfred C. Eckert III

     Name:  Alfred C. Eckert III

SIGNED, SEALED & DELIVERED                      SIGNED, SEALED & DELIVERED

In the presence of:               In the presence of:

/s/ Jennifer O. Estabrook       /s/ Richard T. Sansone

Witness            Witness

Print Name:  Jennifer O. Estabrook     Print Name:  Richard T. Sansone